EXHIBIT A:
Stratton Funds, Inc.
77 C


                         Stratton Funds, Inc.

      A Special Meeting of Shareholders of the Stratton Small-Cap
Value Fund (the "Fund"), a series of The Stratton Funds, Inc.
(the "Company"), was held on October 31, 2006, in which the following proposal was submitted for a vote:

1.	Approval of a new investment advisory agreement
between the Company, on behalf of the Fund, and Stratton Management Company, investment adviser of the Fund.

      With respect to the proposal relating to the approval of the new investment advisory agreement, the following votes and percentages were recorded:

       For                    Against               Abstained

6,506,410 (92.088%)       267,279 (3.783%)       291,708 (4.129%)